UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 6, 2006

Associated Estates Realty Corporation

(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5025 Swetland Court, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (216) 261-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy
the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   Entry Into a Material Definitive Agreement

On June 6, 2006, the Executive Compensation Committee of the Board of Directors of Associated Estates Realty Corporation (the "Company") took action to adjust the target incentive opportunity for the Chairman and Chief Executive Officer under the 2006 Annual Incentive Plan and 2006 Long Term Incentive Plan ("LTIP").

The Committee adjusted the annual and long-term target incentive opportunities for the Company's Chairman and Chief Executive Officer which were previously disclosed on March 6, 2006. The Committee deferred taking action on these items earlier in the year to allow it time to review a comprehensive analysis of CEO compensation in the REIT industry. The adjustments are consistent with the Company's compensation philosophy, which is to provide target compensation between the median and seventy-fifth percentile of the competitive peer group. This peer group includes some, but not all, of the companies listed in the NAREIT All Equity REIT Index. The target annual incentive opportunity was adjusted from 80 to 100% of base salary (2006 base salary of $450,000) and the target long-term incentive opportunity was adjusted from 85% to 125% of base salary.

The annual incentive plan for fiscal year 2006 is intended to provide incentives to officers of the Company, including the Company's executive officers, for achieving certain performance goals based on same property net operating income ("NOI") benchmarks established by the Committee subject to adjustments as approved by the Committee. The potential bonus payout ranges from 50% to 150% of the target amount; however, no bonus awards will be paid unless the Company achieves a specified same property NOI threshold. Bonuses, if earned, are paid in the form of 75% cash and 25% restricted shares of the Company. Bonus awards are approved by the Executive Compensation Committee following approval by the Company's Audit Committee of the annual NOI amount.

The Committee established the terms of the Company's 2006 LTIP and issued grants accordingly in February of 2006. An incremental grant of 16,455 restricted shares was made to the CEO on June 6, 2006, in accordance with the revised long-term incentive target. The long-term plan is intended to reward executive officers, in part, for the achievement of certain milestones linked to the Company's strategic plan over a three-year period beginning January 1, 2006 and ending December 31, 2008. The LTIP awards are delivered through a combination of non-qualified stock options and restricted shares. The non-qualified stock options vest in one-third annual installments at the conclusion of each measurement period. The vesting of the restricted shares are performance contingent and the vesting of no more than one sixth of the original restricted share grant may be accelerated at the end of each annual measurement period based upon the achievement of interim strategic objectives as set forth by the Committee at the beginning of the plan year. Any of these restricted shares that have not vested previously, will vest at the end of the three-year period if the overall three-year objective is met, or will be forfeited if the overall objective is not achieved.

As previously disclosed, the goals under the LTIP are linked to the achievement of annual increases in Funds From Operations ("FFO"), as defined, and the maintenance of an Interest Coverage Ratio and Fixed Charge Coverage Ratio at the end of each year equal to, or in excess of, the comparable ratio for the prior year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

June 12, 2006
(Date)

/s/ Lou Fatica
Lou Fatica, Vice President,
Chief Financial Officer and Treasurer